Gencor Industries, Inc.

5201 N. Orange Blossom Trail

Orlando, Fl 32810

June 21, 2005

Ms. Jeanne Bennett

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Gencor Industries, Inc.

Form 10-K for the fiscal year ended September 30, 2004

Form 10-Q for the fiscal quarter ended December 31, 2004

File No. 1-11703

The following are our responses to your questions per your letter of May 13, 2005. We believe the following should clarify any potential misunderstandings and answer your questions. We regret we were unable to arrange a mutually convenient time to discuss your comments and our responses via a meeting or conference call. We welcome any additional questions or comments you may have regarding our filings. Please feel free to call us at 407-290-6000 to discuss any remaining issues.

FORM 10-K for fiscal 9/30/04

Management’s Discussion and Analysis

Results of Operations-Page 9

Q:1)	Please make reasonably detailed disclosure about the factors responsible for the $9 million increase in domestic sales in 2004. In general, MD&A should identify, quantify and describe factors responsible for material changes in financial statement items.

A:1)	The most significant impact on sales was the reduced foreign sales which was discussed. Considering the size in dollars of asphalt plant sales, the $9million represents only 3 or 4 additional sales. There was no unusual reason for the increase in domestic sales, therefore no further discussion was considered necessary. Release 33-8350 also emphasizes that companies should avoid unnecessary duplicative disclosure.

Q:2)	We see that you “consolidated a portion of the UK operation in the US operation to better control costs and margins.” As set forth in the SAB Topic 5-P, MD&A should present detailed disclosure about the nature, the extent, the timing and the anticipated affects of restructuring actions. Refer to the disclosure requirements of SAB Topic 5-P and appropriately expand. Similarly, the notes to financial statements should include any disclosure required by FAS 146.

A:2)	Topic 5-P addresses Restructuring charges. There were no restructuring charges. FAS 146 addresses Exit or Disposal costs. There were no significant Exit or Disposal costs. The UK consolidation was properly accounted for per paragraph A29 of FAS 144.

Liquidity and Capital Resources- Page 10

Q:3)	We see that the discussion is highly summarized and does not address cash flows. Please expand to address the primary drivers of and other material factors necessary to an understanding of your cash flows. Please refer to Release No. 33-8350- Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and appropriately expand.

A:3)	We are not a complex company. The detail of cash flows is laid out in detail on the cash flow statement on page 18. As per paragraph D. of release 33-8350, we considered and determined that all significant sources and uses of cash were readily apparent from the cash flow statement.

Contractual Obligations- Page 11

Q:4)	The credit facility matures in 2006, Accordingly, the amount for the long-term debt should appear under the maturity category that includes that year. For purposes of this disclosure it is not appropriate to assume that the debt is renewed or that the maturity is extended before such event actually occurs, if ever. Please revise.

A:4)	As you state, the credit facility does mature in 2006. We currently have no long-term debt. When we do have long-term debt, we will include the amounts in the appropriate columns in our future filings.

Q:5)	Critical accounting policy disclosure should provide insight about complex judgments, estimates and uncertainties that underlie your key accounting policies. That information should generally expand upon not merely repeat your basic accounting policies. Your disclosures do not appear to achieve the objectives of the disclosure since it they are essentially factual statements of the basic policies copied from financial statement Note1. Please revise to make disclosure about complex estimates, judgments and uncertainties associated with critical accounting policies, including disclosure about the susceptibility of those estimates and judgments to change. Refer to FR-60 and Exchange Act release 34-48960 for further guidance.

A:5)	Clearly the revenue recognition and investment in unconsolidated investees are the two most critical policies. The percent-of-completion estimate is described in paragraph 2 on page 11. There is nothing unusual or non-routine regarding our percent-of-completion accounting nor anything which makes these calculations subject to an unusual degree of susceptibility to change. There is no judgment involved in the investment policy as income is recorded as received. The uncertainty of future investee income is fully disclosed in paragraph 2 on page 11 and paragraph 3 on page 21. The disclosures are reviewed and modified by our audit committee on a quarterly basis.

Q:6)	We see the significance of assets associated with discontinued businesses. We also see that those assets have been held for sale for several years. Tell us why estimation of the carrying amounts of those assets is not a critical accounting estimate.

A:6)	There are assets of discontinued businesses and liabilities of the discontinued businesses. The net carrying value is insignificant; therefore no significant estimates and changes in estimates exist. We do not disclose immaterial items which could distract the reader from the critical accounting policies discussed. The assets held for sale are not a result of the discontinued operations.

Financial Statements

Report of Independent Registered Public Accounting Firm- Page 14

Q:7)	The audit report refers to the report of other auditors. When an auditor has relied on reports of other auditors, those reports must be presented as required by Rule 2-05 of Regulation S-X. In an amendment, please present these reports in the filing immediately after the report from your auditor.

A:7)	The subsidiary referred to in the auditor’s report is a UK operation which was audited by an independent UK auditing firm. In 2004, that subsidiary constituted less than 5% of consolidated assets and revenues. The audit was performed in accordance with the UK Auditing Standards. The UK firm is not registered with the PCAOB, therefore their report was not included in the filing. We will continue to have a full scope statutory UK audit performed. However, in future filings, the US auditors will remove their reference to other auditors.

Consolidated Balance Sheets-Page 15

Q:8)	We see foreign properties held for sale, that you discontinued foreign operations in Brazil and that you apparently shuttered some operations in the United Kingdom. You attribute the accumulated other comprehensive loss to currency translation adjustments. Tell us which businesses are responsible for the accumulated translation losses. Also tell us how the accumulated foreign currency translation adjustment had been considered in determining gains and losses on disposal and in assessing the recoverability of assets held for disposal. Show us that you have properly applied the requirements of FAS 52 in accounting for accumulated translation adjustments associated with discontinued businesses and disposed businesses.

A:8)	Accumulated translation adjustments of $4.4 million relate to the Brazilian operation and were considered in the recoverability and the resulting impairment reserve relating to that operation. The accumulated loss account will be adjusted when the disposition of our Brazilian interest is complete per Paragraph 14 of FAS 52. The balance of $1.6 million of accumulated translation adjustments relate to the remaining two UK facilities. The accumulated loss account will be adjusted when we dispose of our UK interests per Paragraph 14 of FAS 52.

Notes to the Financial Statements

Note 1, Nature of Operations and Significant Accounting Policies- Page 20

—Property and Equipment-Page 20

Q:9)	With respect to the UK property and equipment from discontinued operations, expand to make disclosure about the plan for and status of disposition, and disclose how fair value was determined. It appears that assets associated with this operation have been held for disposal for at least three years, Accordingly, MD&A and the notes to financial statements should provide robust disclosure about why the carrying amount is recoverable.

A:9)	The Assets held for sale is not a result of the discontinued operation. The UK property has been held for sale since the summer of 2003. The property is for sale. The value on the financial statements is at cost, which is not in excess of fair market value. Fair market value was evidenced based on written offers for the property. We continue to negotiate the highest value for the Company. UK property continues to increase in value.

Q:10)	We see that you also own a 300,000 square foot facility held for sale in Brazil. Please make footnote about that facility, including the carrying amount. Also make disclosure about the plan for and status of the disposition. If the property has been held for sale for more than one year, make disclosure about the delay. That is, what is responsible for the extended period for disposal?

A:10)	The Brazil property is for sale. Disclosure is in Note 2 on page 23 including the carrying value of the assets and liabilities. The Company’s intention to dispose is also disclosed in Note 2. The assets are recorded at cost with the liabilities in excess of recorded assets and liabilities shown as an impairment reserve for the entire operation in liabilities. Maximizing value takes an extended amount of time in certain countries.

Q:11)	As a related matter, in a supplemental response, tell us why the properties have not been disposed, tell us how you valued the properties and explain why the carrying amounts are recoverable. It appears that the properties have been held for disposal for at least three years. Demonstrate that there is no unrecorded impairment.

A:11)	As discussed in the response to comment #10 above, the carrying value of assets in Brazil, less the related liabilities is minimal and there is no unrecorded impairment. As discussed in the response to comment #9 above, there is no unrecorded impairment of the UK property held for sale.

12-18. Investment in Investees. Overall Comments. The accounting for this transaction was reviewed by your office and Ms. Jeanne Bennett in particular in the winter of 1998 after this transaction originated. The accounting was reviewed by your office without any requested changes, audited by Deloitte & Touche LLP, PricewaterhouseCoopers LLP, and Moore Stephens Lovelace, P.A. since that time, all consistently concurring with the accounting. In September of 2004, the Miami office of the SEC inquired of the accounting for this investment. Volumes of data were submitted again including the 1998 memoranda and documentation illustrating the consistent treatment since that date. There has been no disagreement expressed since that information was provided. These investments are not variable interest entities. We have no financial, nor operating control, nor significant influence over these investees. We have no financial risk, nor obligation to fund losses, or provide operating support, and we are not guarantors of any related debt. Furthermore, while Gencor has a minority interest in the General Partner, the General Partner is controlled by an administrative partner who is not an affiliate of Gencor, and we do not have the ability to control, remove, or significantly influence the administrative partner. Because Gencor does not control the investees, they are not considered “subsidiaries” as that term is defined in Section 210.1-02(x) of Regulation S-X.

-Investment in Unconsolidated Investees-Page 21

Q:12)	Clarify in expanded disclosure why you have “no basis” in the Carbontronics investment.

A:12)	There is zero basis as the Company negotiated this interest as a result of not getting paid timely for the equipment which we manufactured and delivered in the summer of 1998. Belatedly we were paid in full for the equipment and received these interests as compensation for our forbearance.

Q:13)	Please make a more detailed disclosure about the underlying operations of the Carbontronics entities, including more detail about the structure, ownership and management of these entities. The disclosure should be more detailed and specific than that presented under Item 1 “Business.”

A:13)	The disclosure of these operations has been consistent and expanded during the last 6 years. We are minority partners with no control nor liability in the operations. The operations produce synthetic fuel under Section 29 and as a result qualify for tax credits and operating losses for the investors in the various partnerships. We have no obligation to fund any losses and we receive cash as distributions after the tax credits are sold and operating losses are covered. There are many uncertainties over which we have no control which make it impossible to predict when and if any income whatsoever may be received, or to accrue such. Accordingly, income from these investees is recorded only when received.

Q:14)	You state that earnings from the Carbontronics entities are “dependent on tax credits (adjusted for operating losses at the fuel plants).” In expanded disclosure, please further clarify what that means. What is the nature of these tax credits and how are they generated and realized? How are these credits and your earnings therefrom “adjusted for operating losses” of the plants? We also see that your income from these entities is recorded when received. Clarify why that practice conforms to GAAP. While we see the uncertainty arising from the IRS matter, clarify why these credits are not recorded as earned.

A:14)	See answer #13 above.

Q:15)	As part of the Carbontronics arrangement, we see that you should hold a 25% interest in the general partner. As an investor in the general partner, tell us why you should not accrue operating losses under the equity method. Tell us why you do not have exposure for losses in excess of basis for that investment. The response should fully explain why your application of the equity method is appropriate.

A:15)	We do not accrue operating losses as we have no obligation to fund any operating losses, so our basis is not reduced below zero. As disclosed on page 21 of our filing, the General Partner is an LLC of which we own 25%. As an LLC the liability does not flow to Gencor. Furthermore, the general partner functions through an administrative partner who is not an affiliate of Gencor. We do not have the ability to remove or significantly influence the administrative partner.

Q:16)	We see the significance of the equity in earnings from Carbontronics in 2003 and 2002. Accordingly, you should expand to provide summary financial data for these entities. Refer to Rule 4-08(g) to Regulation S-X.

A:16)	Rule 4-08 requires disclosure for “significant subsidiaries”. Section 210.1-02 (x) of the Rule defines “subsidiary” as “an affiliate CONTROLLED directly or indirectly through one or more intermediaries”. There is no control over these entities. These two entities which provide us the cash distributions are unaudited partnerships. These are investees, not subsidiaries as defined in the regulations.

Q:17)	As a related matter, based on the amount of income from investees in 2003 and 2002 it appears that audited financial statements for the Carbontronics investment are required under rule 3-09 to regulation S-X. Either provide these financial statements or show us that you have previously provided them. Based on the significance measurements, those financial statements should be audited for 2003 and 2002. Since the income from that investment for 2004 appears below the rule 3-09 thresholds, financial statements for that year may be unaudited.

A:17)	These investments do not meet the criteria for subsidiaries as defined in the literature and noted in answer #16 above. In addition, these entities are not audited and we do not control and can not force an audit of these entities.

Q:18)	In a supplemental response, show us that you should not consolidate the Carbontronics investment under the requirements of FIN 46. The response should fully demonstrate your consideration of FIN 46 in support of your accounting.

A:18)	Gencor is not the primary beneficiary of the Carbontronics investees, and has no responsibility to fund any future losses which may be generated by these entities. Gencor owns a 25% interest in a limited liability company that is a general partner in these entities, and accordingly, any potential future liabilities remain at the LLC level. We have no financial exposure or risk with this investment. It does not meet the requirements of a variable interest entity per FIN 46(R).

—Revenues-Page 21

Q:19)	In a supplemental response, tell us when you apply percentage of completion accounting. Show us that those instances are appropriate under the scope of SOP 81-1. Please also make more specific disclosure about when you apply that method.

A:19)	We use percent of completion accounting for contracts over $500,000 and calculate the percentage complete based on hours incurred to total hours required to complete the job. Our contracts meet the covered definition of contracts covered by SOP 81-1 paragraph .13.

Q:20)	Please expand to clarify how product revenue recognized “as…shipped” meets the criteria for revenue recognition in Topic 13 of the Staff Accounting Bulletins. That expanded disclosure should explain how you apply the requirements of the SAB. Unless not applicable, expanded disclosure should also address post-shipment obligations (installation, training, upgrades, etc…) and customer acceptance protocols, including disclosure about the impact of these matters on the timing of revenue.

A:20)	Our contracts which we recognize only when shipped meet the criteria listed in SAB Topic 13. The second paragraph of SAB Topic 13 states the two conditions for revenue recognition are usually met by the time the product is delivered. We recognize revenue when shipped which is via common carrier or customer pick-up. The only post-shipment obligation is normal warranty.

Q:21)	In a supplemental response, tell us how the guidance from EITF 00-21 (multiple element transactions) is considered in your product sales revenue practices.

A:21)	On the percentage completion contracts, the training and set-up is included in the total cost estimated to be incurred on the job and accrued for in the total cost to complete. In the rare case in which we perform installation (construct, erect, and perform general contractor role in erection) we perform multiple element accounting.

Q:22)	We note on page 4 that some products are sold through independent dealers and agents. Please tell us whether revenue is recognized upon shipment to dealers and agents or upon shipment to third party customers of dealers and agents. If revenue is recognized upon shipment to dealers and agents tell us why that practice is appropriate. The response in support of your policy should be detailed and specific.

A:22)	Asphalt plant orders and large component sales which are sold through an independent dealer or agent are recognized as revenue on a percentage of completion method. Asphalt plants and large components are shipped and invoiced direct to the ultimate customer. Small components and parts orders are recognized as sales as shipped. Most of these shipments are direct to the ultimate customer. There is no right of return by dealers other than normal warranty.

—Accounting for Stock-Based Compensation-Page 22

Q:23)	Tell us why you have not presented disclosure about the pro forma compensation impact of employee stock options. While we see that no options were granted in 2004 and 2003, for FAS 123 pro forma purposes, is there continuing amortization of compensation for options granted prior to 2003? Revise or advise.

A:23)	There have been no options granted since 2001. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model. The pro forma impact on net income and per share amounts was calculated and deemed immaterial. The continuing amortization of compensation for options granted prior to 2003 continues to be immaterial.

—Reporting Segments-Page 22

Q:24)	Expand to clarify how the amounts presented for long-term assets reconcile to the related balance sheet amounts. Please note that the long-lived asset disclosure under paragraph 38 to SFAS 131 should include only tangible assets. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.”

A:24)	Total fixed assets per the balance sheet is $11.3 million, plus the asset held for sale of $5.4 million, less the fixed assets of the discontinued operations of $3.4 million results in the $13.3 million of long-term assets of continuing operations on page 22. As per the Guidance on Applying Statement 131, intangible assets are excluded.

Q:25)	We read on page 3 that you divide your business into three product lines. Expand to provide product line disclosure under paragraph 37 of SFAS 131 or tell us why that disclosure is not applicable.

A:25)	All three items disclosed are products within the asphalt plant product line. We do not measure results as such in our general purpose financial statements. No additional disclosure is therefore warranted.

—Recent Accounting Pronouncements

Q:26)	Tell us why you have not presented disclosure about recent accounting standards. Refer to SAB 11-M. Revise or advise, supplementally and in detail.

A:26)	None of the recent accounting standards would have a significant impact on our Company or is necessary to understand our financial statements.

Note 2, Discontinued Operations-Page 22

Q:27)	We see you have not yet disposed of the operations of the food segment discontinued in 2000. We also see the amounts you report in the table of assets and liabilities are the same as in Note 3 in the 10-K for Fiscal 2003. Make more specific disclosure about the components of the current assets, other assets and current liabilities, including disclosure about why current assets and liabilities did not change during 2004. Are the current liabilities past due? Also make disclosure about the nature of the long-term liabilities, including information about due dates and/or maturities. You should make full disclosure about the plan for status of the dispositions. Given the extended period, you should also make detailed disclosure about the reasons why the dispositions are not complete.

A:27)	Again, the discontinued assets and liabilities relate to our Brazil operations. The current liabilities include tax payments due, vendor payments, and the reserve for impairment of the net assets including the cumulative translation adjustment. The liabilities are past due, but the liabilities exceed the net assets. Our plan is not to spend any significant cash to try and recover the net assets in Brazil because of the difficulty in resolving claims and repatriating funds from Brazil. No detail explanation of the plan is disclosed as the specific actions are still vague and the net carrying value is insignificant.

Q:28)	Please expand to clarify how the assets and liabilities listed in table reconcile to the balance sheet which reports Assets Held for Sale of $5,449.

A:28)	The asset held for sale of $5.4 million is not part of the discontinued operations. See the answer #24 for a reconciliation.

Q:29)	Tell us where the “current liabilities” are presented in your balance sheet. Also make clarifying disclosure. If these liabilities have been netted against assets, tell us why the presentation is appropriate under SFAS 146.

A:29)	The current liabilities of the discontinued operations are in the Income and other taxes payable, and Accrued expenses captions. The liabilities are not netted.

Q:30)	It is unclear whether this footnote addresses operations held for sale in Brazil, the UK or both. We see, for instance, that the footnote appears to address a food processing machinery business in Brazil while the amount of property and equipment held for sale appears to be the UK facility identified in Note 1. Please expand to make clear disclosure about the location of the assets and operations held for sale. Also clarify the status of the businesses and facilities.

A:30)	You are correct in your conclusion that the discontinued operations are the Brazil operations as disclosed in Note 2 and the Assets held for sale is land in the UK as disclosed in Note 1. We believe it is clear; however in the future we will include reference to Brazil in Note 1 with the discontinued operation disclosure.

Q:31)	In light of the significance of the assets and liabilities held for disposal, MD&A should also include full disclosure about the discontinued businesses and the status of the disposals, including timing. This disclosure should also address the nature and extent of uncertainties and estimates associated with the dispositions, including those associated with valuations.

A:31)	The net carrying value of the discontinued operations is insignificant and are not in excess of net realizable value. Any significant events or changes in assumptions will be disclosed in the MD&A in future filings.

Note 5, Other Assets-Page 24

Q:32)	We see that Deposits have been $3.2 million since 2000. Please make disclosure about the nature of and the reasons for these deposits.

A:32)	These are deposits in Brazil related to the discontinued operation. The amount has not changed since we have not been able to release these funds and repatriate them to the US.

Note 6, Accrued Expenses-Page 24

Q:33)	We see that you report a liability titled “impairment reserve.” Impairment reserves should normally be netted against the associated impaired asset since those reserves do not normally meet the definition of a liability. Please reclassify or provide support for your presentation in GAAP.

A:33)	The impairment relates to the net realizable value of the assets and liabilities of the discontinued operations. An impairment reserve was recorded, reducing the net assets of its discontinued operations to realize no gain upon the ultimate disposition in accordance with SFAS No. 5 regarding loss contingencies. The accumulated translation loss was considered in the overall recoverability. The impairment reserve is therefore shown as a liability, not netted against the various assets and accumulated translation loss account. SFAS No. 52 provides that the cumulative translation adjustments are not to be eliminated until the ultimate disposition of discontinued operations. The “impairment reserve” may be better described in the future as a reserve for loss upon the future sale or abandonment of the Brazilian assets and liabilities. Also see the answer to question #8 above.

Q:34)	Please add footnote disclosure about the nature of and reasons for the impairment reserve. Also make disclosure about the bases in GAAP, including how the reserve is estimated and periodically evaluated.

A:34)	See # 33 above.

Q:35)	In a supplemental response, explain to us why the accounting for the impairment reserve conforms to a GAAP. Tell us what the reserve relates to and how it was measured. Identify the literature under which the reserve was provided and support that you have appropriately applied that guidance.

A:35)	Again the reserve was calculated to value the assets, liabilities, and accumulated translation loss at the estimated net realizable value of all the assets and liabilities which is near zero. Also see answer #33 above.

Note 12 Stock Options-Page 27

Q:36)	We see that your option plan permits cashless exercise. Tell us more about the terms of the cashless provisions. Show us that variable plan accounting is not required under FIN 44.

A:36)	There have been no exercises of options using cashless exercise in at least the last five years. The employee is required to take legal ownership of the optioned shares. The administrators of the Plan, not the employee, shall determine the method of payment for stock and taxes related to the shares to be purchased pursuant to the Plan. No variable accounting is required.

We understand that it is the Commission’s fixed position and requirement that the Company acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the foregoing insofar as it is required to so acknowledge the same but reserves all legal rights available to it.

We welcome any additional questions or comments you may have regarding our filings. Please feel free to call us at 407-290-6000 to discuss any remaining issues. We would be glad to meet with you personally, or telephonically, to discuss any remaining questions you may have.

Very truly yours,

/s/ E.J.Elliott

Chairman and Chief Executive Officer